October 10, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:    Ms. Rolaine Bankcroft

         Re:  ValCom, Inc.
              Preliminary Proxy Statement on Schedule 14A, filed October 2,
2006
              (File No. 000-28416)

Dear Ms. Bankcroft:

      In response to your telephone conversation which took place on October 6, 2006 between you and Eric Pinero, Esq. of Sichenzia Ross Friedman Ference LLP, securities counsel to ValCom, Inc. (the "Company"), on behalf of the Company please accept this letter as the Company's response to the comments of the Commission with respect to the above referenced filing.

Proposal 2, page 11
-------------------

1. We note that there are currently no plans, arrangements, commitments or understandings for the issuance of the additional shares of Common Stock which are proposed to be authorized under Proposal 2. Please revise to disclose whether there are any plans, arrangements, commitments or understandings for the issuance of the additional shares of Preferred Stock with are proposed to be authorized.

      Response:
      ---------

      We have revised the proxy statement under Proposal 2 "Increase in Authorized Capital Stock" on page 11 to disclose that the Company currently has no plans, arrangements, commitments or understandings for the issuance of the additional shares of Preferred Stock with are proposed to be authorized.

Proposal 2, Proxy Card
----------------------

2. Please revise the proxy card to separate the increase in the authorized shares of common stock and preferred stock into two proposals.

      Response:
      ---------

        We have revised the proxy card to separate the increase in the authorized shares of common stock and preferred stock into two proposals.

Proposal 3
----------

3. We note your disclosure that, under Proposal 3, the annual meeting will be held "[t]o transact such other business as may properly come before the meeting or any postponements or adjournments of the meeting." Please note that if the purpose of this proposal is to have the discretion to vote proxies to adjourn the annual meeting and subsequently solicit additional proxies, you must separate this into two proposals. Please advise or revise.

      Response:
      ---------

      The Company confirms that the purpose of Proposal 3 is not to provide the Company with the discretion to vote proxies to adjourn the annual meeting and subsequently solicit additional proxies.

    Proposal 3, Proxy Card
    ----------------------

4. Please revise the proxy card with respect to Proposal 3 in accordance with the requirements of Rule 14a-4(b)(1) and 14a-4(c)(3).

      Response:
      ---------

      We have revised the proxy card to with respect to Proposal 3 in accordance with the requirements of Rule 14a-4(b)(1) and 14a-4(c)(3).

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      In addition, the Company hereby acknowledges that:

         - the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

         - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         - the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                 Very Truly Yours,

                                                 /s/ Eric A. Pinero
						 ------------------
                                                 Eric A. Pinero